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EXHIBIT 12.1

HUNTSMAN INTERNATIONAL LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000
Fixed charges:
Interest expensed and capitalized (includes amortization of deferred financing costs)	$65.2	$69.6	$258.7	$255.9	$255.9	$248.9	$243.4
Interest portion of rent expense	0.7	0.8	3.0	3.7	5.3	6.2	7.9

Total fixed charges	$65.9	$70.4	$261.7	$259.6	$261.2	$255.1	$251.3

Earnings:
Pretax income (loss) from continuing operations before minority interest and equity income (loss)	$150.4	$(33.3)	$(108.1)	$(109.3)	$(21.5)	$(83.2)	$183.6
Fixed charges	65.9	70.4	261.7	259.6	261.2	255.1	251.3
Amortization of capitalized interest	1.1	1.0	4.3	3.9	3.2	2.3	1.4
Less:
Interest capitalized	(1.4)	(0.6)	(4.5)	(4.4)	(10.5)	(9.3)	(10.3)

Total earnings plus fixed charges	$216.0	$37.5	$153.4	$149.8	$232.4	$164.9	$426.0

Ratio of earnings to fixed charges	3.3	—	—	—	—	—	1.7
Deficiency of earnings to fixed charges	$—	$32.9	$108.3	$109.8	$28.8	$90.2	$—

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HUNTSMAN INTERNATIONAL LLC AND SUBSIDIARIES CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN MILLIONS)